Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164703

KBS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 6 DATED MAY 23, 2014
TO THE PROSPECTUS DATED APRIL 25, 2014
This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust III, Inc. dated April 25, 2014, as supplemented by supplement no. 1 dated April 25, 2014, supplement no. 2 dated April 25, 2014, supplement no. 3 dated May 6, 2014, supplement no. 4 dated May 8, 2014 and supplement no. 5 dated May 12, 2014. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust III, Inc. and, as required by context, KBS Limited Partnership III, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition and related financing of an office property containing 333,284 rentable square feet in Phoenix, Arizona.
Anchor Centre
Acquisition of Anchor Centre
On May 22, 2014, we, through an indirect wholly owned subsidiary (the “Buyer”), acquired an office property consisting of two office buildings containing an aggregate of 333,284 rentable square feet located on approximately 7.3 acres of land in Phoenix, Arizona (“Anchor Centre”). The seller is not affiliated with us or our advisor.
The contractual purchase price of Anchor Centre was $85.1 million plus closing costs.  We funded the purchase of Anchor Centre with proceeds from the Anchor Centre Mortgage Loan (defined below) and proceeds from this offering.
Anchor Centre was built in 1984 and renovated between 2011 and 2012. As of May 22, 2014, Anchor Centre was approximately 79% leased to 27 tenants.  The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Anchor Centre is approximately $4.9 million. The current weighted-average remaining lease term for the tenants is approximately 5.9 years.
Related Financing of Anchor Centre
On May 22, 2014, in connection with the acquisition of Anchor Centre, the Buyer entered into a three-year secured mortgage loan with an unaffiliated lender for borrowings of up to $53.2 million secured by Anchor Centre (the “Anchor Centre Mortgage Loan”). At closing, $50.0 million of the loan was funded and the remaining $3.2 million is available for future disbursements to be used for tenant improvements and leasing commissions, subject to certain terms and conditions contained in the loan documents. The Anchor Centre Mortgage Loan matures on June 1, 2017, with three one-year extension options, subject to certain terms and conditions contained in the loan documents. The Anchor Centre Mortgage Loan bears interest at a floating rate of 150 basis points over one-month LIBOR. Monthly payments are initially interest-only. Monthly payments during the second and third extension periods would consist of principal and interest, with monthly principal payments of $50,365. The Buyer has the right to repay the loan in part and in whole subject to an exit fee, in certain circumstances, and other fees, expenses and conditions, all as described in the loan documents.
KBS REIT Properties III, LLC (“REIT Properties III”), our wholly owned subsidiary, is providing a limited guaranty of the Anchor Centre Mortgage Loan with respect to certain potential fees, costs, expenses, losses or damages incurred or suffered by the lender as a result of certain intentional actions committed by the Buyer or REIT Properties III in violation of the loan documents. REIT Properties III is also providing a guaranty of any deficiency, loss or damage suffered by the lender in the event of certain bankruptcy or insolvency proceedings involving the Buyer.

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